Delisting Determination,The Nasdaq Stock Market, LLC,
July 5, 2016, MOKO Social Media Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the American Depositary Shares of MOKO Social Media Ltd.
(the Company), effective at the opening of the trading session on July 15, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(A). The Company was notified of the Staffs determination on June 7, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 16, 2016.